VIA EDGAR

February 26, 2025

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: ProShares Trust

Request for Withdrawal on Form AW

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), ProShares Trust (the “Trust”), on behalf of its series ProShares Ultra Physical Uranium ETF (the “Fund”), respectfully requests that, effective as of the date first set forth above or at the earliest practicable date hereafter, the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendment 315 to the Trust’s Registration Statement, which was filed on Form N-1A (File Nos. 333-89822; 811-21114) with the Commission via EDGAR (Accession No. 0001683863-24-008362) on November 18, 2024 (“PEA 315”). Additionally, the Trust is submitting this application for withdrawal of the following additional Post-Effective Amendments (the "Delaying Amendments") to the Trust's Registration Statement on Form N-1A, filed via EDGAR with the Commission on the dates indicated below as they relate to the Fund. The purpose of each of the Delaying Amendments was to delay the effectiveness of PEA 315.

Post-Effective Amendment Nos.	Filing Date
317	December 18, 2024
325	January 29, 2025

The Trust is submitting this application for withdrawal of PEA 315 and each of the Delaying Amendments because it has elected not to proceed with the changes reflected in PEA 315. No securities have been sold in connection with PEA 315 or any of the Delaying Amendments. This application for withdrawal does not relate to any other post-effective amendments of the Trust other than PEA 315 or the Delaying Amendments.

Accordingly, we request that the Commission issue an order granting withdrawal of PEA 315 and the Delaying Amendments effective as of the date first set forth above or at the earliest practicable date hereafter.

Should you have any questions regarding this matter, please contact me at (240) 497-6400.

Very truly yours,

ProShares Trust

By:	/s/ Richard Morris
Richard Morris
Chief Legal Officer and Secretary